UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   FORM 6-K/A

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                DECEMBER 14, 2004

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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This amendment Form 6-K/A filing is being made due to a missing cover page and signature page, the original filing was timely filed on November 26, 2004

TDC APPEALS RULING OF OCTOBER 19, 2004, IN TALKLINE GOODWILL VALUATION TAX CASE

COPENHAGEN, DENMARK - TDC APPEALS THE RULING FROM THE NATIONAL ASSESSMENT COUNCIL OF OCTOBER 19, 2004, REGARDING THE VALUATION OF GOODWILL IN TALKLINE. THE RULING OF THE NATIONAL ASSESSMENT COUNCIL VALUES THIS GOODWILL AT DKK 3.6BN, WHICH IS SIGNIFICANTLY LESS THAN THE DKK 6.3BN ACCORDING TO TDC'S OPINION.

BACKGROUND
On August 19, 2003, the National Assessment Council approved that the goodwill created in the restructuring of Talkline in 2000 was tax deductible under Danish joint taxation.

On October 19, 2004, the National Assessment Council determined the market value of this goodwill to be DKK 3.6bn, compared with the TDC valuation of DKK 6.3bn.

TDC APPEALS THE RULING FROM THE NATIONAL ASSESSMENT COUNCIL
TDC is of the opinion that the valuation from the National Assessment Council in a number of areas has been made on the background of too negative assumptions, assessments and expectations. Furthermore TDC assesses that a positive result could be expected from a ruling in the Danish National Tax Tribunal. Therefore TDC today has decided to appeal the ruling from the National Assessment Council. A decision in the appeal case can take up to two years.

THE IMPACT OF THE DECISION ON TDC'S RESULTS FOR 2004
The decision of the National Assessment Council results in an additional tax payment for TDC of approx. DKK 0.4bn to be paid during 1H 2004. TDC's appeal does not have a delaying effect on this payment.

As mentioned in the Annual Report 2003 the accounting of goodwill in Talkline is based on an accounting estimate and hence subject to some uncertainty. Because of this, and in accordance with TDC's accounting principles, a provision was made to cover this uncertainty. The provisions more than cover the mentioned tax payment why the decision will not have a negative impact on TDC's results for 2004.

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as six main business lines; TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Cable TV, TDC Directories and TDC Services. TDC was privatized in 1994 and the shares are held by individual and institutional shareowners primarily in Europe and USA.

TDC A/S, Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

   DECEMBER 14, 2004                               /s/ OLE SOEBERG
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        (Date)                                       Ole Soeberg
                                       Senior Vice President, Investor Relations